# Imperial Capital, LLC

Statement of Financial Condition

December 31, 2025

Public Document

# Imperial Capital, LLC

Statement of Financial Condition
December 31, 2025

**Public Document**

# Imperial Capital, LLC

## Contents

| | |
|---|---|
| **Facing page to Form X-17A-5** | 2A |
| **Affirmation of Chief Financial Officer** | 2B |
| **Report of Independent Registered Public Accounting Firm** | 3 |
| **Statement of Financial Condition** | 5 |
| **Notes to Financial Statements** | 6-15 |

BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

## Report of Independent Registered Public Accounting Firm

To the Managing Member of
Imperial Capital, LLC
Los Angeles, California

### Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the "Broker-Dealer") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 1997.

Los Angeles, California

March 31, 2026

## Statement of Financial Statements

# Imperial Capital, LLC

## Statement of Financial Condition

| *As of December 31, 2025* | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 8,218,522 |
| Restricted cash | | 251,256 |
| Investments, at fair value | | 92,721 |
| Accounts receivable: | | |
| Corporate finance fees | | 29,279 |
| Bank debt commissions | | 8,750 |
| Receivables from affiliates | | 53,912 |
| Equipment, furniture, leasehold improvements and software, net | | 2,166,038 |
| Operating lease right of use assets | | 8,419,764 |
| Prepaid and other assets | | 870,856 |
| Goodwill, net | | 7,816,063 |
| Total assets | $ | 27,927,161 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Commissions and bonuses payable | $ | 3,747,702 |
| Accounts payable and accrued liabilities | | 995,811 |
| Operating leases liability | | 9,970,976 |
| Total liabilities | | 14,714,489 |
| **Commitments and Contingencies (Notes 7, 8 and 12)** | | |
| **Member's equity** | | 13,212,672 |
| Total liabilities and member's equity | $ | 27,927,161 |

*See the accompanying notes to the financial condition.*

## 1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (the Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC (the "Parent").

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement and Possession or Control Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

IC operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). In addition, the Company files an Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 in 2024 was limited to: (1) funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined) in Rule 15c3-3 throughout the most recent fiscal year without exception.

The Company offers sales and trading in fixed-income investments in the following segments: high yield, high-grade, emerging markets, structured products, convertibles and bank debt. The Company provides sales and trading in all segments of equities. In addition, the Company offers investment banking services such as advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, private placements and similar corporate finance matters as well as underwriting activities in initial and secondary offerings.

***Cash and Cash Equivalents***

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at banks and financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at banks and brokerage accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation and brokerage accounts with the Securities Investors Protection Corporation up to certain limits. At December 31, 2025, the Company had approximately $7.2 million in excess of insured limits with financially sound institutions that the Company monitors its credit risks.

***Restricted Cash***

Restricted cash includes cash in banks and deposits held with Pershing, LLC subject to withdrawal restrictions and cash segregated in compliance with regulatory regulations.

***Valuation of Investments***

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors,

including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

***Fair Value Hierarchy***

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments includes cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Investments in private investment companies measured using net asset value as a practical expedient are not categorized within the fair value hierarchy.

***Valuation Process for Financial Instruments***

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company may use an independent third party to determine valuations of certain securities. These securities consist of units or shares and warrants. The units are valued based on the publicly traded prices. The warrants are valued using the Binomial Lattice framework or the Black Scholes model depending on the features of the securities. Specifically, the warrants with no redemption feature are valued using a Black Scholes model while the securities with redemption feature are valued using a Binomial Lattice framework. Further, the analysis was performed within a calibration framework wherein the public stock and warrant prices were considered to imply the volatility of the underlying stock and the implied volatility was then used to estimate the value of the underwriting private warrants. The model also considers the securities restrictions as to when it can be sold or expires worthless and the Company's limited liquidation preferences.

**Securities Subject to Contractual Sale Restrictions -** The Company may receive units, shares or warrants as earned fees for services provided. At the time of issuance, the Company determines the fair value of the units or warrants using the publicly traded stock prices and the fair value of warrants using the Black Scholes model for securities with no redemption feature and a Binomial Lattice framework for warrants which have a redemption feature. The analysis further includes discounts for lack of marketability, the limited term and restrictions on liquidation preferences.

**Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Liabilities** - The carrying amounts of cash and cash equivalents and restricted cash, accounts receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments.

**Exchange-Traded Equity Securities -** Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 2 or Level 3 of the fair value hierarchy.

**Corporate Bonds** – The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified within Level 1 or Level 2. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

**Warrants** - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management based on potential transaction expectations or option pricing models and are considered Level 3.

**Investment in a Limited Liability Company** - The Company may invest in limited liability companies that calculates net asset value per share. The Company will value these investments at net asset value per share, in accordance with accounting guidance that allows for net asset value per share to be used as a practical expedient for fair value provided that: 1) the investment does not have a readily determinable fair value, and 2) the entity has all of the attributes of an investment company or issues

financial statements using guidance that is consistent with the accounting guidance for investment companies. An investment in a limited liability company that utilizes net asset value ("NAV") to measure its fair value is omitted from the leveling table in Note 3 due to the adoption of Accounting Standards Update ("ASU") 2015-07 (Fair Value Measurement (Topic 820)). Due to the nature of the investments, it is possible that investments in the limited liability company will be sold at amounts materially different from the NAV of the investment.

***Prepaid and Other Assets***

Prepaid and other assets consist primarily of prepaid market data services, rents and deposits on leased office space. Also included are receivables from customers and advances to employees.

***Equipment, furniture, leasehold improvements and software***

Equipment, furniture, leasehold improvements and capitalized software are recorded at cost. Depreciation on equipment, furniture and capitalized software is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are paid by the Company and then funded by the landlord or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

***Leases***

The Company uses FASB Accounting Standards Codification (ASC) 842, "Leases", for its operating leases. The Company recognizes the operating lease right of use assets ("ROU") and an operating lease liability representing an obligation to make future lease payments for operating leases, measured on a discounted basis in the Statement of Financial Condition.

***Credit Losses***

The Company uses FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments" to measure its expected credit losses. This ASU amended several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

***Goodwill***

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment as appropriate with changing events or circumstances, and at a minimum, on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and results of operations. No impairment charges were recorded during the year ended December 31, 2025.

***Impairment of Long-Lived Assets***

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected undiscounted future cash flows. No impairment charges were recorded during the year ended December 31, 2025.

### *Income Taxes*

No provision for Federal, state and local income taxes has been made in the accompanying financial statements as the Company is a limited Liability Company ("LLC") as such is disregarded for tax purposes and as a result, the Parent is responsible for taxes on their share of the Company's taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. The Company files U.S. Federal and various state and local income tax returns.

### *Sale of Trade Receivables under ASC 860*

The Company sold trade receivables with a fair value $725,067 to an affiliated entity related by common ownership and accounted for the sale under ASC 860, ("FASB, Accounting Standards Codification, Topic 860, Accounting Transfer and Servicing of Financial Assets"). The Company imputed an interest rate of 12% and incurred a loss of $14,093 at the time of the sale. Under the terms of the Agreement the Company maintains no interest in the trade receivables and no continuing involvement.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

## 2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with Pershing, LLC to satisfy the requirement under its clearing agreement. This entire deposit is held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents:

| *December 31,* | | 2025 |
|---|---|---|
| Cash held at clearing brokers | $ | 5,542,745 |
| Cash in banks | | 2,675,777 |
| Cash and cash equivalents– unrestricted | | 8,218,522 |
| Cash in bank held in segregated account for exclusive benefit of customers – restricted | | 1,250 |
| Clearing cash deposits held at Pershing, LLC | | 250,006 |
| Cash restricted | | 251,256 |
| Total unrestricted and restricted cash | $ | 8,469,778 |

## 3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2025, based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

| | Fair Value Hierarchy | | | |
|---|---|---|---|---|
| *Investments* | Level 1 | Level 2 | Level 3 | Total |
| **Assets** | | | | |
| Common, preferred stocks and warrants | $ 87,438 | $ 5,283 | $ - | $ 92,721 |
| Total | $ 87,438 | $ 5,283 | $ - | $ 92,721 |

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2025. The securities held in Level 2 are publicly traded but restricted due to the timing of when they can be sold. The Company had no activity in Level 3 securities

During the year, there were no transfers from Level 1 or Level 2 to Level 3. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

Securities with contractual restrictions are included in Level 2 are common stocks and warrants with a fair value of $4,938 that are limited as to when they can be sold based on future events. During the year one of the restricted securities began marketable and was disposed of. Both the common stocks and warrants are restricted due to future events outside of the Company's control.

## 4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Operations as a component of principal transactions. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

## 5. Equipment, Furniture, Leasehold Improvements and Software

Equipment, furniture, leasehold improvements and software have the following useful lives and are composed of the following at December 31, 2025:

| | Useful life | 2025 |
|---|---|---|
| Computer hardware and software | 3-5 years | $ 3,422,872 |
| Leasehold improvements | Lease term | 6,443,870 |
| Furniture and fixtures | 7 years | 860,007 |
| Office equipment | 5 years | 302,653 |
| Total | | 11,029,402 |
| Less accumulated depreciation and amortization | | (8,863,364) |
| | | $ 2,166,038 |

During the year, the Company retired and disposed of fully depreciated assets totaling $70,402.

## 6. Subordinated Borrowings

The Company entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) and as amended provides for borrowings under a line of credit of up to $10,000,000 through July 1, 2026. The note bears interest at prime plus 50 basis points and payments on the unused line of credit are made monthly at a rate of 0.25%. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2025, no amounts were outstanding under the Subordinated Debt Facility.

## 7. Leases

The Company's existing lease arrangements are operating leases. The Company records an operating lease ROU and corresponding operating lease liabilities on its balance sheet, representing an obligation to make lease payments for operating leases, measured on a discounted basis. The Company measures its ROU assets and lease liabilities at the present value of future lease payments using the incremental borrowing rate as the discount rate. The incremental borrowing rate ranged from 6.15% to 7.20% that varies depending on the office location, and the weighted average discount rate is 6.57% at December 31, 2025.

As of December 31, 2025, ROU assets totaling $8.4 million consists of three operating leases for office space. The remaining operating leases may include optional renewal periods and the Company has concluded that operating lease extensions are not reasonably certain of being exercised and thus have not been included in lease accounting.  The Company’s New York City lease contains a break clause after a period of five years and due to favorable renewal conditions, the Company may renew the lease.

Maturities of lease liabilities at December 31, 2025, are as follows.

| *Years ending December 31,* | *Amount* |
|---|---|
| 2026 | $ 3,295,686 |
| 2027 | 3,034,984 |
| 2028 | 1,042,598 |
| 2029 | 1,027,739 |
| 2030 | 1,035,446 |
| 2031 and thereafter | 2,269,748 |
| Total minimum operating lease payments | 11,706,201 |
| Less imputed interest | 1,735,225 |
| Operating lease liability | $ 9,970,976 |

As of December 31, 2025, the weighted-average remaining lease term for all operating leases is 5.2 years which expire through February 2033.

Additionally, in connection with one operating office lease, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlord, totaling $1.6 million. As of December 31, 2025, there have been no amounts drawn under the letters of credit.

## 8. Commitments and Contingencies

***Legal Matters***

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

***Indemnification Agreements***

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no known contingent liabilities associated with these indemnification agreements as of December 31, 2025.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2025, there were no amounts to be indemnified to the Clearing Broker for these accounts.

## 9. Transactions with Affiliates

The Company has transactions with certain affiliates and employees. Included in the Statement of Financial Condition and the Statement of Operations are the following related party transactions:

| **Statement of Financial Condition (1)** | | |
|---|---|---|
| Receivables from Affiliates | $ | 53,912 |
| Prepaid and other assets | $ | 92,333 |

**(1) Statement of Financial Condition**

The Company has entered into various agreements with its affiliates by virtue of being under common control whereby, the Company and its affiliates each provide and receive services from the other. Such services are indicated as either a receivable or payable to affiliates.

Included in prepaid and other assets are employee advances totaling $92,333. These advances are primarily in the form of retention bonuses that are amortized over a period of time and others treated as payroll deductions.

## 10. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for 30 days or longer. Employees may contribute up to a maximum employee contribution of $23,500. For participants age 50 and above, the contribution limit for additional catch-up contributions was $7,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company.

## 11. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2025, the Company had net capital of $5,480,697 which was $5,230,571 in excess of the required net capital.

The Company follows SEC guidance, "Treatment of Operating Leases under Rule 15c3-1" when transitioning to the new leasing standard. Accordingly, the Company adopts the following accounting policy for computing net capital:

- When computing net capital, the Company cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same operating lease; and the amount of the asset as to each lease may not exceed the liability on the balance sheet arising from that lease.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

## 12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. The Company may enter into options transactions that are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

## 13. Business Segments

The Company's chief operating decision maker ("CODM") as our Chief Executive Officer and Chief Operating Officer manage and report its activities in two segments: Global Sales & Trading and Banking. Refer to Note 1 for additional information on the Company's segments.

**Geographic Information**

The integrated nature of international financial markets requires the Company to manage its business based on the Company as a whole.

The Global Sales & Trading segment includes the activities of cross border coordination to facilitate the needs of the Company's clients.

The Banking segment activities are located principally in the U.S. however, international clients may require coordination with European markets to facilitate the debt offerings and underwritings.

The Company Allocates liquid assets and cash to its segments. Due to the integrated nature of the segments, the Company does not segregate its assets and liabilities by segment but rather monitors the needs of its segments and allocates resources as needed.

## 14. SEC Rule 15c3-3

***Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission***

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).). In addition, the Company limits its business activities as defined below.

***Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission***

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions as follows:

The Company enters into various transactions that are exempt under SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

## 15. Subsequent Events

Management has evaluated subsequent events through the date the financial statements issued. And the Company has received capital contributions from its Parent, totaling $1,175,000 in January 2026.

In February 2026, the Company entered into a non-binding proposal (“Proposal”) to transfer its U.S. Sales and Trading division along with its U.K. affiliates Sales and Trading businesses and certain intangible assets, as defined, for an aggregate of $24.0 million. Subject to conditions at closing the Company would receive $18.0 million of the proceeds, some of which will be allocated to its U.K. and Italian affiliates and remaining balance of $6.0 million held in escrow pending indemnifications against breach of covenants, representations and warranties and that sales performance obligations are met over a twelve-month period.

After the sale the Company will retain its regulatory status and its streamline business will consist of its Corporate Finance division and sufficient support staff to maintain the Company’s business.

# Imperial Capital, LLC

Financial Statements and
Supplementary Information
(Confidential Per Rule 17a-5(e)(3))

As of and for the Year Ended December 31, 2025

# Imperial Capital, LLC

Financial Statements and
Supplementary Information
(Confidential Per Rule 17a-5(e)(3))
As of and for the Year Ended December 31, 2025

# Imperial Capital, LLC

## Contents

| | |
|---|---|
| **Facing page to Form X-17A-5** | 2A |
| **Affirmation of Chief Financial Officer** | 2B |
| **Report of Independent Registered Public Accounting Firm** | 3-4 |
| **Financial Statements** | |
| Statement of Financial Condition | 5 |
| Statement of Operations | 6 |
| Statement of Changes in Member's Equity | 7 |
| Statement of Changes in Liabilities Subordinated to Claims of Creditors | 8 |
| Statement of Cash Flows | 9 |
| Notes to Financial Statements | 10-27 |
| **Supplementary Information** | |
| Schedule I - Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(2)(iii) of the Securities Exchange Act of 1934 | 28 |
| **Report of Independent Registered Public Accounting Firm** | 29 |
| Exemption Report | 30 |
| **Independent Accountants' Report on Applying Agreed-Upon Procedures** Related to Imperial Capital, LLC's SIPC Assessment Reconciliation | 31-32 |
| Form SIPC-7 | 33-35 |

**CONFIDENTIAL DOCUMENT**

BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

## Report of Independent Registered Public Accounting Firm

To the Managing Member of Imperial Capital, LLC
Los Angeles, California

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Imperial Capital, LLC (the “Broker-Dealer”) as of December 31, 2025, the related statements of operations, changes in members’ equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer’s management. Our responsibility is to express an opinion on the Broker-Dealer’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 and Statement Pursuant to Rule 17a5(d)(2)(iii) of the Securities Exchange Act of 1934 (the “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer’s financial statements. The supplemental information is the responsibility of the Broker-Dealer’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its

form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1 and Statement Pursuant to Rule 17a5(d)(2)(iii) of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 1997.

Los Angeles, California

March 31, 2026

# Financial Statements

# Imperial Capital, LLC

## Statement of Financial Condition

***As of December 31, 2025***

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 8,218,522 |
| Restricted cash | | 251,256 |
| Investments, at fair value | | 92,721 |
| Accounts receivable: | | |
| Corporate finance fees | | 29,279 |
| Bank debt commissions | | 8,750 |
| Receivables from affiliates | | 53,912 |
| Equipment, furniture, leasehold improvements and software, net | | 2,166,038 |
| Operating lease right of use assets | | 8,419,764 |
| Prepaid and other assets | | 870,856 |
| Goodwill, net | | 7,816,063 |
| Total assets | $ | 27,927,161 |
| **Liabilities and Member's Equity** | | |
| **Liabilities** | | |
| Commissions and bonuses payable | $ | 3,747,702 |
| Accounts payable and accrued liabilities | | 995,811 |
| Operating leases liability | | 9,970,976 |
| Total liabilities | | 14,714,489 |
| **Commitments and Contingencies (Notes 7, 8 and 12)** | | |
| **Member's equity** | | 13,212,672 |
| Total liabilities and member's equity | $ | 27,927,161 |

*See the accompanying notes to the financial statements.*

# Imperial Capital, LLC

## Statement of Operations

| *Year Ended December 31, 2025* | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 19,911,881 |
| Investment banking | | 11,050,832 |
| Service fee income from foreign affiliate | | 188,314 |
| Principal transactions | | 71,236 |
| Interest, dividends and other | | 786,016 |
| **Total revenues** | | 32,008,279 |
| **Expenses** | | |
| Compensation and benefits | | 21,486,104 |
| Facility costs | | 3,287,538 |
| Technology and market data costs | | 2,577,435 |
| Business development | | 1,965,954 |
| Professional fees | | 1,333,137 |
| Other transaction costs | | 1,113,596 |
| Depreciation and amortization | | 887,375 |
| Clearing and transaction costs | | 432,431 |
| Other expenses | | 1,378,915 |
| **Total expenses** | | 34,462,485 |
| **Net loss** | $ | (2,454,206) |

*See the accompanying notes to the financial statements.*

# Imperial Capital, LLC

## Statement of Changes in Member's Equity

| Year Ended December 31, 2025 | Total Member's Equity |
|---|---|
| **Balance, January 1, 2025** | $ 15,456,878 |
| Net Loss | (2,454,206) |
| Contributions | 2,230,000 |
| Distributions | (2,020,000) |
| **Balance, December 31, 2025** | $ 13,212,672 |

*See the accompanying notes to financial statements.*

# Imperial Capital, LLC

## Statement of Changes in Liabilities Subordinated to Claims of Creditors

| Year Ended December 31, 2025 | Subordinated Debt |
|---|---|
| **Balance, January 1, 2025** | $ - |
| Subordinated debt borrowings | - |
| Subordinated debt repayments | - |
| **Balance, December 31, 2025** | $ - |

*See the accompanying notes to financial statements.*

# Imperial Capital, LLC

## Statement of Cash Flows

| *Year ended December 31, 2025* | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (2,454,206) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 887,375 |
| Net realized and unrealized gain on investments | (67,525) |
| Net purchase, sales and distributions from investments | 117,496 |
| Non-cash operating lease expense | 1,992,839 |
| Changes in operating assets and liabilities: | |
| Corporate finance fees receivable | 922,773 |
| Bank debt commissions receivable | 44,884 |
| Receivables from affiliates | 347,007 |
| Prepaid and other assets | (5,226) |
| Commissions and bonuses payable | (392,976) |
| Accounts payable and accrued liabilities | (558,038) |
| Payables to affiliates | (70,683) |
| Operating leases liability | (2,527,893) |
| Net cash used in operating activities | (1,764,173) |
| **Cash flows used by investing activities** | |
| Purchase of equipment, furniture, leasehold improvements and software | (227,413) |
| Net cash used in investing activities | (227,413) |
| **Cash flows from financing activities** | |
| Contributions | 2,230,000 |
| Distributions | (2,020,000) |
| Net cash provided by financing activities | 210,000 |
| **Net decrease in cash and cash equivalents** | (1,781,586) |
| **Cash and cash equivalents including restricted cash**, beginning of period | 10,251,364 |
| **Cash and cash equivalents including restricted cash**, ending of period | $ 8,469,778 |
| Supplemental disclosure of cash flow information | |
| Cash paid during the year for interest | $ 139,396 |
| Lease liabilities arising from obtaining operating right of use assets | $ 38,400 |

*See the accompanying notes to financial statements.*

## 1. General Information and Accounting Policies

Imperial Capital, LLC, a Delaware Limited Liability Company (the Company), was organized on July 22, 1997. The Company is a registered broker and dealer of securities under the provisions of the Securities Exchange Act of 1934 ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company conducts business as an introducing broker and dealer in securities and provides brokerage and corporate finance services primarily to institutional clients from various offices within the United States. The Company is a wholly-owned subsidiary of Imperial Capital Group, LLC (the "Parent").

The Company has an agreement with a clearing broker (Pershing, LLC) to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. The Company also maintains a "Special Account for the Exclusive Benefit of Customers" in accordance with the provisions of SEC Rule 15c3-3(k)(2)(i). Accordingly, with regard to the Reserve Requirement and Possession or Control Requirement under SEC Rule 15c3-3, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

IC operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii). In addition, the Company files an Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 in 2024 was limited to: (1) funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined) in Rule 15c3-3 throughout the most recent fiscal year without exception.

The Company offers sales and trading in fixed-income investments in the following segments: high yield, high-grade, emerging markets, structured products, convertibles and bank debt. The Company provides sales and trading in all segments of equities. In addition, the Company offers investment banking services such as advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, private placements and similar corporate finance matters as well as underwriting activities in initial and secondary offerings.

***Cash and Cash Equivalents***

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at banks and financial institutions and, at times, balances may exceed federally insured limits. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at banks and brokerage accounts. Accounts at each bank are insured by the Federal Deposit Insurance Corporation and brokerage accounts with the Securities Investors Protection Corporation up to certain limits. At December 31, 2025, the Company had approximately $7.2 million in excess of insured limits with financially sound institutions that the Company monitors its credit risks.

***Restricted Cash***

Restricted cash includes cash in banks and deposits held with Pershing, LLC subject to withdrawal restrictions and cash segregated in compliance with regulatory regulations.

***Valuation of Investments***

Investments are measured at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models, as determined by the Company's management.

***Fair Value Hierarchy***

The Company follows the accounting guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurements. The accounting guidance defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The accounting guidance maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments includes cash instruments for which quoted prices are available but are traded less frequently, derivative instruments whose fair values have been derived using a model where inputs to the model are directly observable in the market and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Investments in private investment companies measured using net asset value as a practical expedient are not categorized within the fair value hierarchy.

***Valuation Process for Financial Instruments***

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the

fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

The Company may use an independent third party to determine valuations of certain securities. These securities consist of units or shares and warrants. The units are valued based on the publicly traded prices. The warrants are valued using the Binomial Lattice framework or the Black Scholes model depending on the features of the securities. Specifically, the warrants with no redemption feature are valued using a Black Scholes model while the securities with redemption feature are valued using a Binomial Lattice framework. Further, the analysis was performed within a calibration framework wherein the public stock and warrant prices were considered to imply the volatility of the underlying stock and the implied volatility was then used to estimate the value of the underwriting private warrants. The model also considers the securities restrictions as to when it can be sold or expires worthless and the Company's limited liquidation preferences.

**Securities Subject to Contractual Sale Restrictions -** The Company may receive units, shares or warrants as earned fees for services provided. At the time of issuance, the Company determines the fair value of the units or warrants using the publicly traded stock prices and the fair value of warrants using the Black Scholes model for securities with no redemption feature and a Binomial Lattice framework for warrants which have a redemption feature. The analysis further includes discounts for lack of marketability, the limited term and restrictions on liquidation preferences.

**Cash and Cash Equivalents, Accounts Receivable and Accounts Payable and Accrued Liabilities** - The carrying amounts of cash and cash equivalents and restricted cash, accounts receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these instruments.

**Exchange-Traded Equity Securities -** Exchange-traded equity securities are generally valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied. Equity securities not traded on an exchange or reported in a trade reporting system and securities that are generally restricted from resale are valued at estimated fair value as determined by the Company's management and are generally categorized within Level 2 or Level 3 of the fair value hierarchy.

**Corporate Bonds** - The fair value of corporate bonds is estimated using recently executed transactions and market price quotations (where observable) and would be classified within Level 1 or Level 2. The Company also deals in high-yield and distressed debt securities. Determination of market value of high-yield and distressed debt securities and certain other securities may involve subjective judgment since the amount which may be realized in a sales transaction can only be determined by negotiation between parties to such a transaction.

The fair value of high-yield and distressed debt securities is estimated based on expected cash returns based on potential transaction expectations, reorganization documents, court orders or past experience with similar securities and are classified as Level 3. The amounts realized from future transactions may differ materially from the market values reflected in the statement of financial condition.

**Warrants** - The Company may acquire warrants in the ordinary course of business for trading or investment purposes. Exchange-traded warrants are generally valued based on quoted prices from

the exchange and are considered Level 1. Warrants not traded on an exchange are valued at estimated fair value as determined by the Company's management based on potential transaction expectations or option pricing models and are considered Level 3.

**Investment in a Limited Liability Company** - The Company may invest in limited liability companies that calculates net asset value per share. The Company will value these investments at net asset value per share, in accordance with accounting guidance that allows for net asset value per share to be used as a practical expedient for fair value provided that: 1) the investment does not have a readily determinable fair value, and 2) the entity has all of the attributes of an investment company or issues financial statements using guidance that is consistent with the accounting guidance for investment companies. An investment in a limited liability company that utilizes net asset value ("NAV") to measure its fair value is omitted from the leveling table in Note 3 due to the adoption of Accounting Standards Update ("ASU") 2015-07 (Fair Value Measurement (Topic 820)). Due to the nature of the investments, it is possible that investments in the limited liability company will be sold at amounts materially different from the NAV of the investment.

***Prepaid and Other Assets***

Prepaid and other assets consist primarily of prepaid market data services, rents and deposits on leased office space. Also included are receivables from customers and advances to employees.

***Equipment, furniture, leasehold improvements and software***

Equipment, furniture, leasehold improvements and capitalized software are recorded at cost. Depreciation on equipment, furniture and capitalized software is provided using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements that are paid by the Company and then funded by the landlord or allowances are recorded as leasehold improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the lease.

***Leases***

The Company uses FASB Accounting Standards Codification (ASC) 842, "Leases", for its operating leases. The Company recognizes the operating lease right of use assets ("ROU") and an operating lease liability representing an obligation to make future lease payments for operating leases, measured on a discounted basis in the Statement of Financial Condition.

***Credit Losses***

The Company uses FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments" to measure its expected credit losses. This ASU amended several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

***Goodwill***

Goodwill is subject to annual impairment testing. The Company evaluates goodwill for impairment as appropriate with changing events or circumstances, and at a minimum, on an annual basis. A significant impairment could have a material adverse effect on the Company's financial condition and

results of operations. No impairment charges were recorded during the year ended December 31, 2025.

***Impairment of Long-Lived Assets***

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected undiscounted future cash flows. No impairment charges were recorded during the year ended December 31, 2025.

***Income Taxes***

No provision for Federal, state and local income taxes has been made in the accompanying financial statements as the Company is a limited Liability Company (“LLC”) as such is disregarded for tax purposes and as a result, the Parent is responsible for taxes on their share of the Company’s taxable income. Interest, dividends and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced. The Company files U.S. Federal and various state and local income tax returns.

The U.S. Federal jurisdiction, California and New York are the major tax jurisdictions where the Company files income tax returns.

The Company is subject to U.S. Federal and State examinations by tax authorities since inception. The Company has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2025 in its major jurisdictions, and has analyzed whether there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the major tax jurisdictions to be where the Company's results of operations are domiciled and believes no reserves for uncertain tax positions were required to have been recorded for the year ended December 31, 2025. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Furthermore, upon audit by a taxing authority, the Company and/or its Parent may be liable for additional taxes. The open tax years under potential examination vary by jurisdiction. Should any recognition of a tax liability and related interest and penalties be required by the Company related to uncertain tax positions they would be recorded as income tax expense in the statement of operations. As of December 31, 2025, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

The following table presents the earliest tax years that remain subject to examination by jurisdiction:

| ***Jurisdiction*** | ***As of December 31, 2025*** |
|---|---|
| U.S. Federal | 2022 |
| New York State and City | 2022 |
| California State | 2021 |

***Comprehensive Loss***

The Company did not have components of other comprehensive loss during the year. As a result, comprehensive loss is the same as the net loss for the year ended December 31, 2025.

***Sale of Trade Receivables under ASC 860***

The Company sold trade receivables with a fair value $725,067 to an affiliated entity related by common ownership and accounted for the sale under ASC 860, ("FASB, Accounting Standards Codification, Topic 860, Accounting Transfer and Servicing of Financial Assets"). The Company incurred a loss of $14,093 at the time of the sale. Under the terms of the Agreement the Company maintains no interest in the trade receivables and no continuing involvement.

***Revenue Recognition Polices***

**Revenue Recognition During the Year** – The Company recognizes revenues in accordance with ASC 606, *"Revenue from Contracts with Customers,"* which provides a five-step model to revenue recognition as follows:

Step 1: Identify the contract(s) with a customer
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to the performance obligations in the contract
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company applies this model to its Commission and Investment Banking and other revenue streams.

Revenues were earned from the following revenue streams:

| ***Year Ended December 31, 2025*** | | |
|---|---|---|
| **Revenues from Contracts with Customers and Principal Transactions** | | |
| Commissions | $ | 19,911,881 |
| Investment banking: | | |
| Advisory fees | | 10,791,253 |
| Client expense reimbursements | | 259,579 |
| Service fee income from foreign affiliate | | 188,314 |
| Principal transactions | | 71,236 |
| Total revenues from contracts with customers and principal transactions losses | | 31,222,263 |
| Interests, dividends and other | | 786,016 |
| Total revenues | $ | 32,008,279 |

In the following table, the revenue is disaggregated by timing of revenue recognition:

| ***Year Ended December 31, 2025*** | | |
|---|---|---|
| Revenue recognized at a point in time | $ | 31,758,279 |
| Revenue recognized over time | | 250,000 |
| Total revenues recognized under ASC 606 | $ | 32,008,279 |

**Commissions** – The Company primarily earns commissions revenue by acting as an agent or in a principal capacity on behalf of its clients in securities transactions. Each trade is considered a separate contract with a single performance obligation consisting of trade execution and clearing services which is satisfied on the trade date when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company does not have a history of significant trades that never settle. Settlements of securities varies depending on the product. Typically, transactions in fixed income and equities usually settle two business days after trade date whereas, bank debt transactions normally are seven business days after trade date. Settlement periods may be extend based on both the buyer and the seller's agreement on the extended date. The Company's clients are institutional based that provides for settlement on the delivery or receipt of a security.

**Investment Banking Revenue** – The Company earns investment banking fees from clients for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings, private placements and similar corporate finance matters. The Company's Investment Banking services also include securities underwriting services. Revenue is recognized as the Company satisfies performance obligations, upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for these services. The Company's contracts with customers may include promises to transfer multiple services to a customer. Determining whether services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For performance obligations satisfied over time, determining a measure of progress requires the Company to make significant judgments that affect the timing of revenue recognized. For certain advisory services, such as advisory services related to the preparation of a customer for a private placement or M&A transaction and advisory services performed in connection with a restructuring, the Company has concluded that performance obligations are satisfied over time using a time elapsed measure of progress. This is based on the premise that the Company transfers control of services and the client simultaneously receives benefits from these services over the course of an engagement. For performance obligations satisfied at a point in time, such as advisory services related to the negotiation and facilitation of specific transactions, determining when control transfers require the Company to make significant judgments that affect the timing of when revenue is recognized. Additionally, significant judgment is required in evaluating variable consideration included in the transaction price and determining the allocation of the transaction price to each performance obligation.

The Company records Investment Banking Revenue on the Statement of Operations for the following:

*Advisory Fees* – In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive non-refundable fixed retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter or over the course of the engagement. The fixed retainer fees are associated with the advisory services performed to bring a customer to market and prepare the customer for a potential M&A or private placement transaction. In the case of restructuring and other

financial advisory engagements, the Company may receive a monthly fee, associated with the advisory services performed by the Company through a customer's restructuring process. The Company may also receive announcement fees upon announcement of a transaction in addition to success fees upon closing of a transaction or another defined outcome, both of which represent variable consideration. This variable consideration will be included in the transaction price, as defined, and recognized as revenue to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainties with respect to the amount are resolved. When assessing probability, the Company applies careful analysis and judgment to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. A transaction can fail to be completed for many reasons which are outside of the Company's control, including failure of parties to agree upon final terms, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals, or due to adverse market conditions. In the case of bankruptcy engagements, fees are subject to approval of the court.

With respect to announcement and success fees, there are no distinct performance obligations aside from advisory activities performed in connection with the negotiation and facilitation of specific transactions, which are generally focused on achieving a milestone (typically, the announcement and/or the closing of a transaction). These advisory services are recognized at a point in time. The Company recognizes revenue when distinct services are performed and when it is probable that a reversal of revenue will not occur, which is generally at closing of the transaction.

With respect to fairness or valuation opinions, fees are fixed and there is a distinct performance obligation, since the opinion is rendered separate from any other advisory activities. Revenues related to fairness or valuation opinions are recognized at the point in time when the opinion has been rendered and delivered to the client. In the event the Company was to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue on the Statement of Financial Condition and subsequently recognized as Investment Banking Revenue on the Statement of Operations when the conditions of completion have been satisfied.

*Underwriting Fees* – Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized at the point in time when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the performance obligation of providing underwriting services has been satisfied and the Company recognizes the applicable management fee, selling concession and underwriting fee. Offering expenses are presented gross in the Statement of Operations.

*Client and Underwriting Expense Reimbursement* – In the conduct of its financial advisory service engagements, the Company receives reimbursement for certain expenses incurred by the Company in the course of performing services. Transaction-related expenses, which are billable to clients, are recognized gross within revenue and recorded in Accounts Receivable on the later of the date of an executed engagement letter or the date the expense is incurred.

When the Company is the lead underwriter it incurs legal fees, road show costs, interest and registration fees and other miscellaneous costs all associated with the underwriting. These costs are allocated to the co-managers based on their respective participation percentage in the underwriting.

**Service fee income from foreign affiliate –** The Company recharges related transaction costs incurred by U.S. traders and salespersons when executing transactions in U.S markets on behalf of Imperial Capital (International) LLP. Revenue is recognized as the Company satisfies the performance obligation upon trade execution.

**Principal Transactions** - Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned are reported at fair value generally based upon

quoted prices. Unrealized changes in fair value are recognized in principal transactions, net in the period in which the change occurs.

**Interest, Dividends and Other** – Interest, dividends and other revenue includes facility fees and interest and dividend income earned on cash and cash equivalents and marketable securities, which is recognized in the period earned.

**Contract Balances** — The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company's deferred revenue primarily relates to the retainers and milestone fees received in investment banking advisory engagements and private placement engagements where the performance obligations have not yet been satisfied. As of December 31, 2025, the Company had deferred revenue of $3,707 as a result of client expense deposits.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ materially from those estimates.

In December 2023, the FASB issued ASU N0. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures ". The ASU requires disaggregated information about a reporting entity's effective tax rate reconciliation and income taxes paid. The ASU is effective for the Company's 2025 annual reporting period on a prospective basis with early adoption permitted. The adoption of this standard did not have a material impact on the Company's financial statements.

## 2. Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less. Additionally, the Company maintains a clearing deposit with Pershing, LLC to satisfy the requirement under its clearing agreement. This entire deposit is held in a cash account. The clearing deposit can only be returned to the Company if the clearing agreement is terminated, or if Pershing determines that the deposit is no longer required. In such event, the clearing deposit would be returned to the Company within 30 days.

The following are financial instruments that are cash and cash equivalents:

| ***December 31,*** | | **2025** |
|---|---|---|
| Cash held at clearing brokers | $ | 5,542,745 |
| Cash in banks | | 2,675,777 |
| Cash and cash equivalents– unrestricted | | 8,218,522 |
| Cash in bank held in segregated account for exclusive benefit of customers – restricted | | 1,250 |
| Clearing cash deposits held at Pershing, LLC | | 250,006 |
| Cash restricted | | 251,256 |
| Total unrestricted and restricted cash | $ | 8,469,778 |

## 3. Investments

The following table presents the Company's investments recorded at fair value as of December 31, 2025, based upon the fair value hierarchy in accordance with accounting guidance issued by the FASB on fair value measurements:

| | | | *Fair Value Hierarchy* | | | | | |
|---|---|---|---|---|---|---|---|---|
| *Investments* | | Level 1 | | Level 2 | | Level 3 | | Total |
| **Assets** | | | | | | | | |
| Common, preferred stocks and warrants | $ | 87,438 | $ | 5,283 | $ | - | $ | 92,721 |
| Total | $ | 87,438 | $ | 5,283 | $ | - | $ | 92,721 |

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2025. The securities held in Level 2 are publicly traded but restricted due to the timing of when they can be sold. The Company had no activity in Level 3 securities

During the year, there were no transfers from Level 1 or Level 2 to Level 3. The Company's policy is to recognize transfers into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.

Securities with contractual restrictions are included in Level 2 are common stocks and warrants with a fair value of $4,938 that are limited as to when they can be sold based on future events outside of the Company's control. During the year one of the restricted securities became marketable and the Company sold its position and realized a net gain of $65,219 included in the Statement of Operations as a component of principal transactions.

## 4. Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

The Company may obtain warrants in the ordinary course of its business. Unrealized gains or losses on these derivative contracts are recognized currently in the Statement of Operations as a component of principal transactions. The Company does not apply hedge accounting as defined in guidance issued by the FASB on accounting for derivative instruments and hedging activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required are generally not applicable with respect to these financial instruments.

## 5. Equipment, Furniture, Leasehold Improvements and Software

Equipment, furniture, leasehold improvements and software have the following useful lives and are composed of the following at December 31, 2025:

| | Useful life | 2025 |
|---|---|---|
| Computer hardware and software | 3-5 years | $ 3,422,872 |
| Leasehold improvements | Lease term | 6,443,870 |
| Furniture and fixtures | 7 years | 860,007 |
| Office equipment | 5 years | 302,653 |
| Total | | 11,029,402 |
| Less accumulated depreciation and amortization | | (8,863,364) |
| | | $ 2,166,038 |

Depreciation and amortization expense related to these fixed assets for the year ended December 31, 2025, totaled $887,375.

During the year, the Company retired and disposed of fully depreciated assets totaling $70,402.

## 6. Subordinated Borrowings

The Company entered into a credit agreement with a bank for a revolving note and cash subordination agreement (the Subordinated Debt Facility) and as amended provides for borrowings under a line of credit of up to $10,000,000 through July 1, 2026. The note bears interest at prime plus 50 basis points and payments on the unused line of credit are made monthly at a rate of 0.25%. The Subordinated Debt Facility constitutes a satisfactory subordinated agreement under Appendix D to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended. As of December 31, 2025, no amounts were outstanding under the Subordinated Debt Facility.

## 7. Leases

The Company's existing lease arrangements are operating leases. The Company records an operating lease ROU and corresponding operating lease liabilities on its balance sheet, representing an obligation to make lease payments for operating leases, measured on a discounted basis. The Company measures its ROU assets and lease liabilities at the present value of future lease payments using the incremental borrowing rate as the discount rate. The incremental borrowing rate ranged from 6.15% to 7.20% that varies depending on the office location, and the weighted average discount rate is 6.57% at December 31, 2025.

As of December 31, 2025, ROU assets totaling $8.4 million consists of four operating leases for office space. The remaining operating leases may include optional renewal periods and the Company has concluded that operating lease extensions are not reasonably certain of being exercised and thus have not been included in lease accounting. The Company’s New York City lease contains a break clause after a period of five years and due to favorable renewal conditions, the Company may renew the lease.

The Company has lease agreements for office spaces under non-cancellable operating lease agreements in various locations. The operating leases include fixed and variable rental payments. Variable payments increase over time at pre-determined dates based on various factors as defined in the operating leases. For the year ended December 31, 2025, cash paid for amounts included in the measurement of operating lease liabilities totaled $2,808,888 which is included in facility costs in the Statement of Operations. An analysis of the variable and fixed rental payments is as follows:

| *Year ended December 31, 2025* | *Amount* |
|---|---|
| Fixed | $ 2,717,625 |
| Variable | 91,263 |
| Total | $ 2,808,888 |

Maturities of lease liabilities at December 31, 2025, are as follows.

| *Years ending December 31,* | *Amount* |
|---|---|
| 2026 | $ 3,295,686 |
| 2027 | 3,034,984 |
| 2028 | 1,042,598 |
| 2029 | 1,027,739 |
| 2030 | 1,035,446 |
| 2031 and thereafter | 2,269,748 |
| Total minimum operating lease payments | 11,706,201 |
| Less imputed interest | 1,735,225 |
| Operating lease liability | $ 9,970,976 |

As of December 31, 2025, the weighted-average remaining lease term for all operating leases is 5.2 years which expire through February 2033.

Additionally, in connection with one operating office lease, the Company is required under the terms of the leases to maintain letters of credit with a bank acceptable to the landlord, totaling $1.6 million. As of December 31, 2025, there have been no amounts drawn under the letters of credit.

## 8. Commitments and Contingencies

### *Legal Matters*

The Company is, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company's financial statements.

### *Indemnification Agreements*

Under its Limited Liability Company Agreement, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director's serving in such capacity, that require it, subject to certain exceptions, to indemnify the officers and directors to the fullest extent authorized or permitted by its Limited Liability Company Agreement and Delaware Law.

The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. There are no known contingent liabilities associated with these indemnification agreements as of December 31, 2025.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the client accounts introduced by the Company. As of December 31, 2025, there were no amounts to be indemnified to the Clearing Broker for these accounts.

## 9. Transactions with Affiliates

The Company has transactions with certain affiliates and employees. Included in the Statement of Financial Condition and the Statement of Operations are the following related party transactions:

| | | |
|---|---|---|
| **Statement of Financial Condition (1)** | | |
| Receivables from Affiliates | $ | 53,912 |
| Prepaid and other assets | $ | 92,333 |
| **Statement of Operations** | | |
| **Income** | | |
| Commission income (2) | $ | 435,554 |
| Investment banking (2) | $ | 720,855 |
| Service fee from foreign affiliate (3) | $ | 188,314 |
| Interest, dividends and other income (4) | $ | 526,613 |
| **Expense** | | |
| Compensation and benefits (expense reduction) (5) | $ | (717,436) |
| Other transaction costs (6) | $ | 1,113,596 |
| Professional fees (1) | $ | 180,000 |
| Other expenses (1) | $ | 7,047 |

**(1) Statement of Financial Condition**

The Company has entered into various agreements with its affiliates by virtue of being under common control whereby, the Company and its affiliates each provide and receive services from the other. Such services are indicated as either a receivable or payable to affiliates.

Included in prepaid and other assets are employee advances totaling $92,333. These advances are primarily in the form of retention bonuses that are amortized over a period of time and others treated as payroll deductions.

**Statement of Operations**

**Income**

**(2) Commission Income and Investment Banking**

In the normal course of business, the Company provides brokerage services to its employees and certain affiliates. In addition, the Company provides brokerage services and investment banking services to an entity in which an officer of a related entity by common ownership is the Chairman of the Board. As of December 31, 2025, the commissions income generated from these sources totaled $123,357 that are included in the Statement of Operations as a component of commission income and $720,855 as a component of Investment Banking.

On March 1, 2013, the Company entered into a Referral and Service Agreement (the "Agreement"), with Imperial Capital (International) ("ICI" or the "foreign affiliate") whereby, the Company is reimbursed

from ICI for the securities brokerage services provided to its Co-Serviced Customers (as defined in the Agreement).

Under this Agreement, certain registered representatives of the Company are also registered with the foreign affiliate. Accordingly, these registered representatives may conduct securities business on behalf of the foreign affiliate. Further, certain registered representatives of the Company and the affiliate participate in the Company's global sales coverage program. Under this global sales coverage program, a registered representative of the Company is responsible for providing sales coverage to U.S.- based personnel and/or affiliates of a customer of the foreign affiliate. The foreign affiliate pays the Company revenues attributable to the direct and indirect services provided by registered representatives to these institutional customers of the foreign affiliate as part of the global sales coverage program. Remuneration income related to such transactions and other direct or indirect services totaling $312,185 for the year ended December 31, 2025, and is reflected in the Statement of Operations as a component of commission income.

**(3) Service fee income and other transaction costs with a foreign affiliate**

Under Agreement the Company and ICI reimburse each other for trade related services. For the year ended December 31, 2025, the Company received $188,314 from ICI for such services. This additional service fee is included in the Statement of Operations as “Service fee income from foreign affiliate.”

**(4) Interest, dividends and other income**

The Company entered into agreements with an affiliate whereby, the Company provides the affiliates with facility services totaling $10,000. Under separate arrangements the Company has provided services to affiliates totaling $516,613. These administrative revenues from the affiliates are included in the Statement of Operations as a component of Interest, dividends and other.

**(5) Compensation and benefits and facility fees**

The Company entered into an agreement with an affiliate, Imperial Capital Asset Management, LLC (“ICAM”), whereby, the Company provides operational and administrative services to ICAM. This agreement does not fall under the guidance of ASC 606 and expense reimbursements are treated as reductions as provided by SEC guidance on the recording of expenses and liabilities by broker-dealers. The Company allocates compensation and facility costs based on time spent and square footage these expense reductions totaled $619,102 and $98,333, respectively.

**(6) Other Transaction Costs**

On October 13, 2011, the Company executed a referral and services agreement with ICI whereby, the Company will reimburse ICI for brokerage services provided by IC. ICI is an FCA registered broker-dealer and may refer customers who wish to receive securities brokerage services from the Company. The Company pays the foreign affiliate revenues attributable to the services provided to the referred customer on terms agreed by the Parties and set forth in various remuneration schemes. Remuneration expense related to this referral agreement totaled $1,036,003 for the year ended December 31, 2025, and is reflected as a component in other transaction costs in the Statement of Operations.

In addition, the Company reimbursed the foreign affiliate $77,593 for trade related services. This fee is included in the Statement of Operations as a component of Other Transaction costs.

## 10. Defined Contribution Plan

The Company maintains a 401(k) plan. Participation in this plan is available to all full-time employees employed by the Company for 30 days or longer. Employees may contribute up to a maximum employee contribution of $23,500. For participants age 50 and above, the contribution limit for additional catch-up contributions was $7,500. The Company generally matches 2% of the employees' compensation (up to the federal compensation limit). The Company may increase this match at its discretion. The Company's match is 100% vested upon contribution by the Company. The Company incurred $182,702 in expense for employer matching contributions during the year ended December 31, 2025.

## 11. Net Capital Requirements

The Company is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1 or the Net Capital Rule) administered by the SEC, which, under the alternate method, requires net capital to be not less than the greater of $250,000 or two percent of aggregate debit items computed in accordance with the formula for reserve requirements pursuant to SEC Rule 15c3-3. At December 31, 2025, the Company had net capital of $5,480,697 which was $5,230,571 in excess of the required net capital.

The Company follows SEC guidance, "Treatment of Operating Leases under Rule 15c3-1" when transitioning to the new leasing standard. Accordingly, the Company adopts the following accounting policy for computing net capital:

- When computing net capital, the Company cannot add back an operating lease asset to offset an operating lease liability unless the asset and the liability arise from the same operating lease; and the amount of the asset as to each lease may not exceed the liability on the balance sheet arising from that lease.

This rule also requires the Company to notify and sometimes obtain approval from the SEC for significant withdrawals of capital. Additionally, the Company may be prohibited from expanding its business or paying dividends if resulting net capital falls below the regulatory limit.

## 12. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of clients. If the transactions do not settle because of failure to perform by either the client or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by clients or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the Company's accounts.

The Company is a market maker for public corporations representing a wide variety of industries. The Company selects companies in which it makes a market based on a review of the current market activity and also to facilitate trading activity of its own clients. Market making activities may result in concentrations of securities, which may expose the Company to additional off-balance sheet risk.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include primarily options and warrants. The Company may enter into options transactions that are purchased and sold as a hedge against risk on existing securities or for speculative purposes. Stock purchase warrants are occasionally received from corporate finance clients as part of the overall structured fee for services performed and are therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

## 13. Business Segments

The Company's chief operating decision maker ("CODM") as our Chief Executive Officer and Chief Operating Officer manages and reports the Company's activities in two segments: Global Sales & Trading and Banking. Refer to Note 1 for additional information on the Company's segments.

**Geographic Information**

The integrated nature of international financial markets requires the Company to manage its business based on the Company as a whole. The methodology for the allocation of expenses is dependent on estimates and management judgements. Segmental revenues and expenses are included in the determination of each segments operating results. Expenses not directly allocated to a segment are allocated based on an estimate of support provided.

The Global Sales & Trading segment includes the activities of cross border coordination to facilitate the needs of the Company's clients.

The Banking segment activities are located principally in the U.S. however, international clients may require coordination with European markets to facilitate the debt offerings and underwritings.

The following table presents revenues and operating expenses by segment:

| | | December 31, 2025 | | | |
|---|---|---|---|---|---|
| **By Segment** | | **Sales & Trading** | **Banking** | **Corporate Overhead** | **Total** |
| Revenues | | $ 19,911,881 | $ 11,050,832 | $ - | $ 30,962,713 |
| Other income | (1) | 255,423 | 60,703 | 729,440 | $ 1,045,566 |
| Total revenues by segment | | 20,167,304 | 11,111,535 | 729,440 | 32,008,279 |
| Operating expenses | (2) | 19,197,891 | 8,562,092 | 6,702,502 | 34,462,485 |
| Operating income (loss) | | $ 969,413 | $ 2,549,443 | $ (5,973,062) | $ (2,454,206) |

(1) Included in other revenues are allocations for interest income, principal transactions, realized and unrealized gains or losses.

| | Sales & Trading | Banking | Corporate Overhead | Total |
|---|---|---|---|---|
| (2) Significant operating expenses by segment: | | | | |
| Compensation and benefits (a) | $ 12,529,963 | $ 5,384,072 | $ 3,375,403 | $ 21,289,438 |
| Facility costs (b) | 1,414,280 | 932,341 | 1,137,583 | 3,484,204 |
| Business development (a) | 598,606 | 948,540 | - | 1,547,146 |
| Technology and market data costs (a) | 2,172,316 | 130,673 | 274,446 | 2,577,435 |
| Other transaction costs (a) | 1,113,596 | - | - | 1,113,596 |
| Clearing and transaction costs (a) | 432,431 | - | - | 432,431 |
| All other operating expenses (a) & (b) | 936,699 | 1,166,466 | 1,915,070 | 4,018,235 |
| Total operating expenses by segment | $ 19,197,891 | $ 8,562,092 | $ 6,702,502 | $ 34,462,485 |

(a) Specific allocations are based on an employee being assigned to a specific department.
(b) Certain expenses are based on allocations such as headcount or square footage.

(3) Corporate overhead for the year ended December 31, 2025, totaled $5,973,062 and is not allocated to individual segment reporting purpose.

(4) Due to the integrated nature of the Company' segments, the Company does not segregate its assets and liabilities by segment but rather monitors the needs of its segments and allocates resources as needed.

## 14. SEC Rule 15c3-3

***Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission***

The Company is exempt from the Reserve Requirement computation according to the provisions of SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).). In addition, the Company limits its business activities as defined below.

***Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission***

The Company is exempt from SEC Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) and (k)(2)(ii) exemptive provisions as follows:

The Company enters into various transactions that are exempt under SEC Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii).

## 15. Subsequent Events

Management has evaluated subsequent events through the date the financial statements issued. The Company has received capital contributions from its Parent, totaling $1,175,000 for the periods January 2026.

In February 2026, the Company entered into a non-binding proposal ("Proposal") to transfer its U.S. Sales and Trading division along with its U.K. affiliates Sales and Trading businesses and certain

intangible assets, as defined, for an aggregate of $24.0 million. Subject to conditions at closing the Company would receive $18.0 million of the proceeds, some of which will be allocated to its U.K. and Italian affiliates and remaining balance of $6.0 million held in escrow pending indemnifications against breach of covenants, representations and warranties and that sales performance obligations are met over a twelve-month period.

After the sale the Company will retain its regulatory status and its streamline business will consist of its Corporate Finance division and sufficient support staff to maintain the Company’s business.

# Supplementary Information

# Imperial Capital, LLC

## Schedule I – Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(2)(iii) of the Securities Exchange Act of 1934

***December 31, 2025***

| | | |
|---|---|---|
| **Net capital** | | |
| Total member's equity from the statement of financial condition | $ | 13,212,672 |
| Discretionary bonuses payable | | 3,218,743 |
| Total capital | | 16,431,415 |
| **Deductions and charges** | | |
| Non-allowable assets: | | |
| Investments – not readily marketable | | 5,284 |
| Accounts receivable: | | |
| Corporate finance fees | | 29,280 |
| Bank debt commissions, net of allowable concessions | | 5,687 |
| Receivables from affiliates | | 53,912 |
| Prepaid and other assets | | 861,338 |
| Property and equipment | | 2,166,038 |
| Goodwill | | 7,816,063 |
| Total deductions and charges | | 10,937,602 |
| **Net capital before haircuts on securities positions (tentative net capital)** | | 5,493,813 |
| **Haircuts on securities** | | |
| All other securities | | 13,116 |
| Total haircuts on securities | | 13,116 |
| **Net capital** | $ | 5,480,697 |
| **Computation of alternate net capital requirement** | | |
| Minimum net capital, the greater of $250,000 or 2% of aggregate debit items | $ | 250,126 |
| Excess net capital | $ | 5,230,571 |

***Statement Pursuant to Rule 17a-5(d)(2)(iii)***

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its amended unaudited Form X-17A-5 Part IIA filed on January 27, 2026 and the computation contained herein.

BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

**Report of Independent Registered Public Accounting Firm**

To the Managing Member of
Imperial Capital, LLC
Los Angeles, California

We have reviewed management's statements, included in the accompanying Imperial Capital, LLC's Exemption report , in which Imperial Capital, LLC (the "Company") (1) identified the following provisions of Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from SEA Rule 15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. In addition, the Company stated in the Exemption Report that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEA Rule 17a-5 ("Footnote 74") because the Company's other business activities are limited to (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEA Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in SEA Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and in Footnote 74.

BDO USA, P.C.

Los Angeles, California

March 31, 2026

# Imperial Capital, LLC

## Exemption Report

Imperial Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of C.F.R. §240.15c3-3 (k):(2)(i) and (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to §240.17a-5 are limited to: (1) proprietary trading; (2) receiving transaction-based compensation for identifying potential merger and acquisitions opportunities for clients and referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined) in Rule 15c3-3) throughout the most recent fiscal year without exception.

Imperial Capital, LLC

I, Mark Martis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

______________________________
Name

Chief Financial Officer
Title

March 31, 2026
Day of Report

BDO

Tel: 310-557-0300
Fax: 310-557-1777
www.bdo.com

515 South Flower Street
47th Floor
Los Angeles, CA 90071

**Report of Independent Registered Public Accounting Firm**

Imperial Capital, LLC
Los Angeles, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Imperial Capital, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 , with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

BDO USA, P.C.

March 31, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| IMPERIAL CAPITAL LLC | 8-50397 |

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

| | | | | |
|---|---|---|---|---|
| 1 | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | | $ 32,008,278.00 |
| 2 | Additions: | | | |
| | a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | | |
| | b Net loss from principal transactions in securities in trading accounts. | | $ 14,635.00 | |
| | c Net loss from principal transactions in commodities in trading accounts. | | | |
| | d Interest and dividend expense deducted in determining item 1. | | | |
| | e Net loss from management of or participation in the underwriting or distribution of securities. | | | |
| | f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | | |
| | g Net loss from securities in investment accounts. | | | |
| | h Add lines 2a through 2g. This is your **total additions**. | | | $ 14,635.00 |
| 3 | Add lines 1 and 2h | | | $ 32,022,913.00 |
| 4 | Deductions: | | | |
| | a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | | |
| | b Revenues from commodity transactions. | | | |
| | c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | $ 325,803.00 | |
| | d Reimbursements for postage in connection with proxy solicitations. | | | |
| | e Net gain from securities in investment accounts. | | $ 18,783.00 | |
| | f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | | |
| | g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | | |
| | h Other revenue not related either directly or indirectly to the securities business. | | $ 1,402,402.00 | |
| | ***Deductions in excess of $100,000 require documentation*** | | | |
| 5 | a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 119,074.00 | | |
| | b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | $ 13,164.00 | | |
| | c Enter the greater of line 5a or 5b | | $ 119,074.00 | |
| 6 | Add lines 4a through 4h and 5c. This is your **total deductions**. | | | $ 1,866,062.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2025

| | | | | | |
|---|---|---|---|---|---|
| 7 | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | | $ 30,156,851.00 |
| 8 | Multiply line 7 by .0015. This is your **General Assessment**. | | | | $ 45,235.00 |
| 9 | Current overpayment/credit balance, if any | | | | $ 0.00 |
| 10 | General assessment from last filed 2025 SIPC-6 or 6A | | | $ 24,600.00 | |
| 11 | a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) | | $ 13.00 | | |
| | b Any other overpayments applied | | $ 0.00 | | |
| | c All payments applied for 2025 SIPC-6 and 6A(s) | | $ 24,587.00 | | |
| | d Add lines 11a through 11c | | | $ 24,600.00 | |
| 12 | **LESSER** of line 10 or 11d. | | | | $ 24,600.00 |
| 13 | a Amount from line 8 | | | $ 45,235.00 | |
| | b Amount from line 9 | | | $ 0.00 | |
| | c Amount from line 12 | | | $ 24,600.00 | |
| | d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | | $ 20,635.00 |
| 14 | Interest (see instructions) for 0 days late at 20% per annum | | | | $ 0.00 |
| 15 | **Amount you owe SIPC**. Add lines 13d and 14. | | | | $ 20,635.00 |
| 16 | Overpayment/credit carried forward (if applicable) | | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-50397 | DEA: FINRA | 2025 | Dec |

*MEMBER NAME*
*MAILING ADDRESS*

IMPERIAL CAPITAL LLC
10100 SANTA MONICA BLVD STE 2400
LOS ANGELES, CA 90067

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| IMPERIAL CAPITAL LLC | Mark Martis |
| (Name of SIPC Member) | (Authorized Signatory) |
| 3/31/2026 | mmartis@imperialcapital.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***

**Imperial Capital, LLC**
**Supporting Schedule to SIPC-7**
**Other Revenues not Related to Securities Business**

| Description | | Amount |
|---|---|---|
| **Bank debt transactions** | $ | 874,207 |
| Bank debt is expressly exempted from the defination of securities pursuant to 3(a)(2) of the Securities Act of 1933 and therefore, bank debt transactions are excluded as revenues related to securities business. | | |
| **Facility fees** | | 526,615 |
| (Various affiliates expense reimbursement.) Expense reimbursements for office services provided to affiliates are excluded as revenues related to securities business. | | |
| **Postage & Handling Income** | | 1,580 |
| (Service fee rebate) | | |
| **Total - other income not related to securities business** | **$** | **1,402,402** |

CONFIDENTIAL DOCUMENT